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MAR 06 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Mooney & Barnes Brokerage Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville	GA	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather M. Strickland 229-226-5057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, P.A.
(Name – *if individual, state last, first, middle name*)

1901 South Congress Ave, Ste 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Heather M. Strickland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Mooney & Barnes Brokerage Services, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MELANIE S. WATTS NOTARY PUBLIC MY COMMISSION EXPIRES AUGUST 17, 2018 GRADY COUNTY, GA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2017

CONTENTS

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Allen, Mooney & Barnes Brokerage Services, LLC
(A wholly owned subsidiary of FAIM Investments, LLC):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2017 and the related statement of operations, changes in member equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2017, and the results of its operations and its cash flow the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC's management. Our responsibility is to express an opinion on Allen, Mooney & Barnes Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allen, Mooney & Barnes Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in the Computation of net capital Under SEC Rule 15c3-1, Computation Basic net capital requirement under SEC Rule 15c3-1 and Computation of aggregate indebtedness under SEC Rule 15c3-1 and the reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Allen, Mooney & Barnes Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A.,
Certified Public Accountants
We have served as the Allen, Mooney & Barnes Brokerage Services, LLC's auditor since 2015.
Boynton Beach, Florida
February 27, 2018

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Assets:		
Cash - Checking account	$	106,499
Cash - Brokerage acct, not interest bearing		83,868
Cash - Interest Bearing		358,816
Cash - Restricted		100,000
Commissions Receivable		14,809
Investment Banking Revenue Receivable, net		83,647
Other Receivables - Related Party		10,358
Securities at Fair Market Value		112,000
Prepaid Expenses		22,081
Fixed Assets (net of depreciation)		7,026
	$	899,104

LIABILITIES AND MEMBER EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	222,424
Member Equity:		676,680
	$	899,104

The accompanying notes are an integral part of these financial statements

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2017

Revenue:		
	Brokerage Commissions	$ 437,595
	Investment Banking Revenue	1,072,565
	Commissions and Fees	992,788
	Interest and Dividends	5,350
	Unrealized Gain on Market Value of Securities	14,000
		2,522,298
Expenses:		
	Commissions and Referral Fees	525,911
	Management and Administrative Services - Related Party	1,570,047
	Clearing Costs	120,502
	Insurance	34,528
	Licenses and Registration	44,309
	Professional Fees	273,626
	Occupancy	86,288
	Travel and Entertainment	225,303
	Other Expenses	68,480
		2,948,994
Net Loss:		$ (426,696)

The accompanying notes are an integral part of these financial statements

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
For the year ended December 31, 2017

Balance, December 31, 2016	$ 1,103,376
Net Loss	(426,696)
Balance, December 31, 2017	$ 676,680

The accompanying notes are an integral part of these financial statements

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2017

Cash flows from operating activities:		
Net Loss		$ (426,696)
Adjustments to reconcile net loss to net cash used in operations:		
Provision for Bad Debt		19,121
Depreciation		1,327
Unrealized Gain		(14,000)
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		1,043
Decrease in commissions receivable		18,061
Decrease in investment banking revenue receivable		33,567
Increase in accounts payable and accrued expenses		120,463
Net cash used in operating activities		(247,114)
Cash flows from investing activities:		
Purchase of Fixed Assets		(3,706)
Related party receivable		93,003
Net cash provided by investing activities		89,297
Decrease in cash		(157,817)
Cash and cash equivalents at beginning of year		707,000
Cash and cash equivalents at end of year		$ 549,183
Cash - Checking account	106,499	
Cash - Brokerage acct, not interest bearing	83,868	
Cash - Interest Bearing	358,816	
		$ 549,183
Supplemental cash flow information:		
Cash paid for income taxes		$ -
Cash paid for interest expense		$ -

The accompanying notes are an integral part of these financial statements

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF FAIM INVESTMENTS, LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and in thirty-five U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; and Charleston, South Carolina. It is a limited liability company (formed in Georgia) that is wholly owned by FAIM Investments, LLC (FAIM). The Company was approved by the SEC and FINRA on March 29, 2007. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Wells Fargo Advisors, LLC, formerly First Clearing, LLC.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. At December 31, 2017 the Company's uninsured cash balance totaled $107,587. Management believes it is not exposed to any significant credit risk on these accounts. The Company considers all highly liquid temporary cash instruments with a maturity of three months or less to be cash equivalents.

Cash includes a $100,000 clearing deposit held by its clearing agent, Wells Fargo Advisors, LLC. These funds are held by the clearing agent as agreed to in Fully Disclosed Clearing and PAIB (proprietary account of an introducing broker/dealer) Agreements. The assets in this account are allowable assets in the firm's net capital computations.

Receivables

Receivables include commissions that are amounts due for securities trades from the Company's clearing broker-dealer and consulting charges from investment banking clients. An allowance for uncollectible accounts (of $26,486) has been established for the investment banking revenue receivable. Management's best judgement as to the collectability of the accounts receivable was used in determining the amount of the allowance. No allowance was deemed necessary for the commissions receivable because these receivables are all current and collected after year end.

Accounts receivable includes invoices due from four customers that constitute 77% of the total amounts receivable at December 31, 2017.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is comprised of:

- Selling commissions earned as compensation in connection with securities transactions which are recognized on a trade-date basis
- Investment Banking consulting fees, which are recognized when billed to clients, almost exclusively on a monthly basis, except for two "success fee", or closing transaction items, and one client who was billed in two installments
- Variable Annuities, Variable Annuity Trails and fixed insurance products that are recognized when received, since that is when the amount is determinable and earned
- Mutual Fund Trails and payout on Cash and Margin Balances that are recognized when received, since that is when the amount is determinable and earned
- Unregistered Offering Revenue is generated from the sale of units of LLC's that invests in multi-family real estate and eye centers. Fees are recognized when the units are sold.
- Postage Charge Net Revenue is received from charges to clients for processing of trade confirmations. The clearing firm reports and pays these fees monthly.
- Administrative Revenue was billed monthly to an independent AMB branch for registration, compliance and support services
- Other Income, which includes an asset growth incentive
- Unrealized Gain on Securities is recognized monthly based on appraisal of holdings
- Interest Income and Dividends are recognized as received

Revenue related to one of the Company's customers represented 22% of gross revenue for 2017.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements

In March 2016, April 2016, and December 2016, the FASB issued ASU 2016-08, "*Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*", ("ASU 2016-08"), ASU 2016-10, "*Revenue from Contracts with Customers - Identifying Performance Obligations and Licensing*", ("ASU 2016-10"), and ASU 2016-20, "*Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*", ("ASU 2016-20") respectively, which further clarify the guidance for those specific topics within ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, "*Revenue from Contracts with Customers - Narrow Scope Improvements and Practical Expedients*", to reduce the risk of diversity in practice for certain aspects in ASU 2014-09, including collectability, noncash consideration, presentation of sales tax and transition. These updates permit the use of either the retrospective or cumulative effect transition method. Early application is permitted as of the

original effective date for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Based on current estimates, we do not expect these provisions of the ASUs to have a material impact on our financial statements. The Company is continuing to evaluate which transition approach it will utilize and the impact these standards will have on our financial statements upon adoption.

In February 2016, the FASB issued accounting standard update ("ASU") No. 2016-02, "*Leases (Topic 842)*", ("ASU 2016-02"). This ASU requires that an entity should recognize assets and liabilities for leases with a maximum possible term of more than 12 months. A lessee would recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the leased asset (the underlying asset) for the lease term. This guidance also provides accounting updates with respect to lessor accounting under a lease arrangement. This new lease guidance is effective for fiscal years beginning after December 15, 2019. Entities have the option of using either a full retrospective or a modified approach (cumulative effect adjustment in period of adoption) to adopt the new guidance. Early adoption is permitted for all entities. We are currently evaluating the impact of the adoption of this guidance in our financial statements.

2. SECURITIES AND FAIR VALUE MEASUREMENTS

Securities consist of 2,800 shares of Thomasville Bancshares, Inc. They are carried at their fair value of $112,000 as determined by reference to quoted market prices in active markets for identical assets (Level 2 within the fair value hierarchy established by financial accounting standards). The shares cost $21,317.

The Company measures its financial assets and liabilities in accordance with generally accepted accounting procedures. For certain financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (*ASC 820*). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach, (comparable market prices), and income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The following table presents certain assets of the Company's measured and recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy as of December 31, 2017.

	Total	(Level 1)	(Level 2)	(Level 3)
Fair-value - securities	112,000	-	112,000	-
Total Assets measured at fair value	112,000	-	112,000	-

The following is a reconciliation of the Level 2 Assets:

Beginning Balance as of December 31, 2016	$ 98,000
Unrealized Gain on (level 2) investments December 31, 2017	14,000
Ending Balance as of December 31, 2017	$ 112,000

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer that may transact more than ten transactions for its own account(s) in one calendar year and is therefore subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of $100,000 whichever is greater, as of December 31, 2017. The Company has Net Capital of $528,272 which was $428,272 in excess of its required Net Capital, and an aggregate indebtedness to Net Capital ratio of 69.12%.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2017, 2016, and 2015 are subject to examination by the Internal Revenue Service and state taxing authorities, generally for three years after they are filed.

5. PROPERTY AND EQUIPMENT

Equipment consists of five laptop computers. The computers are being depreciated on a 5 -year straight-line basis. Accumulated depreciation at December 31, 2017 was $1,761. Total depreciation expense for the year ended December 31, 2017 was $1,327.

6. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2017. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2017 was $1,570,047.

The Company's clearing agent, Wells Fargo Advisors, LLC, also provides investment services to AMBIA. As of year-end, AMBIA owed the Company $7,402 for transaction fees and information services that were charged through the clearing agent.

7. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

Allen Mooney & Barnes Brokerage Services (AMB) and certain of its partners and related companies were named as respondents in FINRA Office of Dispute Resolution Arbitration (Number 16-03624). The Claimant asserts that AMB violated a Branch Office Agreement. Allen Mooney & Barnes Brokerage Services has accrued unpaid settlements to Claimants totaling $46,125 and Allen Mooney & Barnes Investment Advisors LLC has accrued unpaid settlements of $55,660. Due to the uncertainty of the outcome, Brokerage Services has reported an additional increase in aggregate indebtedness of $142,721 in the broker/dealer net capital calculation.

8. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 23, 2018, the date the financial statements were available to be issued.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2017

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity per the statement of financial condition		$ 676,680
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		676,680
Additions:		
None		-
Deductions:		
Non- Allowable Assets		
Prepaid Expenses	22,081	
Investment Banking Revenue Receivable	83,647	
Fixed Assets	7,026	
Other Receivables	10,358	
Total non-allowable assets		123,112
Net capital before haircuts on securities positions		553,568
Haircuts on securities		
Other Securities Haircut (15%)	16,800	
Undue Concentration Haircut	8,496	
Total Haircuts on securities		25,296
Net Capital		$ 528,272

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 528,272
Minimum net capital required	24,343	
Minimum dollar net capital requirement	100,000	
Net Capital Requirement		100,000
Excess net capital		$ 428,272
Excess net capital at 120%		$ 411,946

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 222,424
Estimated Pending Arbitration Settlement	142,721
Total aggregate indebtedness	$ 365,145
Percent of aggregate indebtedness to net capital	69.12%

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2017

Net capital - unaudited Form X-17A-5, Part IIA		$ 531,946
Reconciling items		
Cash - Brokerage acct, not interest bearing	5,049	
Investment Banking Revenue Receivable	4,121	
Professional Fees	(8,670)	
Bad Debt Expense	(11,621)	
Investment Banking Revenue	7,500	
Undue Concentration Haircut	(53)	
Total Reconciling items		(3,674)
Net capital - audited		$ 528,272

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2017

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Allen Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Allen Mooney & Barnes Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Allen Mooney & Barnes Brokerage Services, LLC's compliance with the applicable instructions of Form SIPC-7.

Allen Mooney & Barnes Brokerage Services, LLC's management is responsible for Allen Mooney & Barnes Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 27, 2018

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ending December 31, 2017: $2,024,678

General assessment @ .0015: $3,037

Payments:

July 21,2017 $937
February 21, 2018 $2,100

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2017

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Allen, Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Allen, Mooney & Barnes Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allen, Mooney & Barnes Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Allen, Mooney & Barnes Brokerage Services, LLC stated that Allen, Mooney & Barnes Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allen, Mooney & Barnes Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen, Mooney & Barnes Brokerage Services, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

Boynton Beach, Florida
February 27, 2018

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2017

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Heather M. Strickland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Chief Financial Officer
Allen Mooney & Barnes Brokerage Services, LLC

2/27/18

[Date]